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January 18, 2008	FILE NO: 54521.000040

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Friedman, Billings, Ramsey Group, Inc.
File No. 000-50230
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended
September 30, 2007
Filed November 9, 2007

Dear Mr. Woody:

Set forth below are the responses of Friedman, Billings, Ramsey Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 20, 2007, to Kurt R. Harrington, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 1, 2007 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Commission on November 9, 2007.

For convenience of reference, each Staff comment contained in your December 20, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

1.	Please tell us and disclose the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations as of each reporting date. Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Response: The Company respectfully advises the Staff that:

•

as of December 31, 2006 and 2005, the Company’s portfolio of mortgage loans held for investment, net ($-0- and $6.8 billion, respectively), and mortgage loans held for sale, net ($5.4 billion and $963.8 million, respectively), consisted solely of non-prime residential mortgage loans originated by its mortgage banking subsidiary, First NLC Financial Services, LLC (“First NLC”), or acquired by the Company from unaffiliated third parties;

•

included in the balances above as of December 31, 2006 and 2005, were non-prime residential mortgage loans with a principal balance of $4.5 billion and $6.7 billion, respectively, that had been transferred by the Company to securitization trusts and consolidated on the balance sheet;

•

as of December 31, 2006 and 2005, the Company had $4.5 billion and $6.6 billion, respectively, of outstanding asset-backed debt securities, which were collateralized solely by the non-prime residential mortgage loans included in the securitization trusts noted above;

•	as of December 31, 2006 and 2005, the Company’s net investment in securities backed by non-prime residential mortgage loans (“securitizations”) totaled $-0- and $14.6 million, respectively; and

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

•	the Company did not hold any optional payment mortgage loans.

In addition, the Company advises the Staff that it has disclosed during 2007 the various steps it has taken to reduce its exposure to non-prime mortgages, including the recapitalization of First NLC (see further discussion below), which was first disclosed publicly on July 26, 2007 in the Company’s press release attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on that same day and the December 2007 sale of its consolidated securitized non-prime loan portfolio, which was first disclosed publicly on December 21, 2007 in the Company’s press release attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on that same day. As a result of the sale, $3.1 billion of securitized non-prime loans held for sale and $3.1 billion of related securitization financing have been eliminated from the Company’s balance sheet. These actions will be disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

Financial Statements

Note 3. FBR Capital Markets Corporations Offering, page F-19

2.	It appears that you have recognized a gain on sale of a newly formed subsidiary, FBR Capital Markets stock. Please tell us how management determined it appropriate to record a gain and how your accounting treatment complies with SAB 51, specifically question number 2. Additionally, given your subsequent sale of stock in June 2007, please tell us how you determined that these transactions were not part of a broader corporate reorganization as discussed within the SAB.

Response: As disclosed in Note 3 to the Company’s December 31, 2006 financial statements, “FBR Capital Markets Corporation Offering,” during 2006, pursuant to the guidance in Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock of a Subsidiary” (“SAB 51”), the Company adopted an accounting policy to recognize gains and losses on issuances of subsidiary stock in the statement of operations. The Company adopted this accounting policy based on the following assessment of SAB 51.

FBR Capital Markets is a full-service Capital Markets (investment banking, institutional sales, trading and research) and Asset Management firm that had approximately $250 million of total equity at the time of its private offering in July 2006. This share issuance by FBR Capital Markets represented an arms-length sale of newly issued common stock to third parties for cash in market transactions where the value of the proceeds was objectively determined and realization assured.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

The July 2006 share issuance by FBR Capital Markets was not part of a broader corporate reorganization contemplated or planned by the Company. No other such share issuances by FBR Capital Markets were contemplated by the Company or FBR Capital Markets at the time of issuance (July 2006) and no such additional share issuances to third parties have been completed to-date that raise concerns about the likelihood of the Company realizing the gain recorded.

Regarding share repurchases, the Company advises the Staff that in the third quarter of 2007, in order to offset dilution resulting from employee restricted stock and employee stock options granted under the FBR Capital Markets Long-Term Incentive Plan, FBR Capital Markets’ Board of Directors authorized a share repurchase program under which FBR Capital Markets could repurchase up to 1 million shares of its outstanding common stock. During August 2007, FBR Capital Markets repurchased 1 million shares for the purpose of offsetting dilution from employee restricted stock grants. There have been no other share repurchases.

The Company’s June 2007 decision to sell a portion of its FBR Capital Markets stock was based on market factors affecting both the Company and FBR Capital Markets at that time and was not contemplated at the time of the original share issuance by FBR Capital Markets in July 2006. The Company respectfully advises the Staff that it has no intention of relinquishing its controlling interest in FBR Capital Markets. Accordingly, the Company’s June 2007 sale of FBR Capital Markets stock was not part of a broader corporate reorganization as discussed within question number 2 of SAB 51.

Note 12. Commitments and Contingencies

Repurchase and Premium Recapture Obligations, page F-38

3.	Please tell us and disclose the amount of provision recorded that resulted from current year sales versus the amount of the provision that resulted from a change in estimate of prior year sales. Please provide the information for each year presented as well as for the nine month period ended September 30, 2007.

Response: The Company has conducted mortgage banking activities, including origination of non-prime mortgage loans and sales of such loans to third parties,

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

primarily through its subsidiary, First NLC. The Company acquired First NLC in February 2005. During the years ended December 31, 2006 and 2005, the Company recorded provisions for repurchase and premium recapture obligations of $40.8 million and $10.4 million, respectively. Substantially all of these provisions related to the Company’s estimated losses on applicable current year sales.

For the nine months ended September 30, 2007, the Company’s provision for repurchase and premium recapture obligations was $46.9 million. This provision reflects the effects of industry-wide increases in requests for loan repurchases related to early pay defaults and significantly increased loss severities on repurchased non-prime loans due to deteriorating market conditions during 2007. Of the total loss provision recorded during the nine months ended September 30, 2007, $18 million represents a change in estimate relating to prior year sales due to the changes in market conditions noted above. The Company will provide disclosures to include such information in its Annual Report on Form 10-K for the year ended December 31, 2007.

In addition, the Company advises the Staff that on January 11, 2008, the Company announced in a press release attached as Exhibit 99.1 to the Company’s Form 8-K filed on January 14, 2008, that First NLC will liquidate its assets as a result of the continued deterioration of the non-prime mortgage market and on January 18, 2008 filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As a result of these actions, the Company’s on-going exposure to First NLC and related repurchase and premium recapture obligations will be eliminated. The Company’s recent developments and subsequent events disclosures to be included in its Annual Report on Form 10-K for the year ended December 31, 2007 will provide detail of the expected effects of these actions on the Company’s financial position and results of operations.

Form 10-Q for the quarterly period ended September 30, 2007

9. Commitments and Contingencies

First NLC Recapitalization

4.	We note that you have entered into a restructuring agreement related to First NLC whereby Sun Capital is currently allocated 80% of the operating results of First NLC,

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

despite retention of 100% ownership interest by FBR. Given that Sun Capital’s rights to receive expected returns of First NLC are disproportional to their ownership interest, tell us if you concluded that First NLC was a VIE in accordance with paragraph 5 of FIN 46(R). To the extent you have determined that First NLC is a VIE, explain to us how you concluded that you should continue to consolidate First NLC in accordance with FIN 46(R).

Response: On July 26, 2007, the Company entered into a Recapitalization Agreement with NLC Holding Corp., an affiliate of Sun Capital Partners, Inc. (“Sun Capital”), related to its non-prime mortgage banking subsidiary, First NLC. The recapitalization resulted in the investment by Sun Capital of $60 million and an additional investment by the Company of $15 million in First NLC. Pursuant to the terms and conditions of the Recapitalization Agreement and related agreements, the initial investments were treated as convertible debt of First NLC. Prior to any debt conversion to equity, First NLC continued to be a wholly-owned subsidiary of the Company, was governed by a board of directors controlled by the Company and operated under state mortgage licenses based on this governance structure. Pursuant to the Recapitalization Agreement and related agreements, Sun Capital is a senior lender of First NLC and this debt is non-recourse to the Company. Upon satisfaction of various closing requirements, the convertible debt was expected to convert to equity interests in First NLC, which would result in the Company owning 20% and Sun Capital owning 80% of First NLC. As such, until such time as the convertible debt would be converted to an equity interest, 100% of First NLC’s results of operations are reflected in the Company’s results of operations. The Company continues to consolidate First NLC for financial reporting purposes since it remains a wholly-owned subsidiary of the Company until final completion of the transaction. The Company believes that First NLC meets the definition of a business under Appendix C of FIN 46(R) and is not a variable interest entity (“VIE”). The Company will provide disclosures in its Annual Report on Form 10-K for the year ended December 31, 2007 regarding its accounting for the recapitalization transaction as described above and improve the disclosure of the recapitalization transaction to specify that the allocation of operating results as outlined in the agreement would not occur until the debt was converted to equity and the Company loses control of First NLC.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

As noted above, on January 11, 2008, the Company announced in a press release attached as Exhibit 99.1 to its Current Report on Form 8-K filed on January 14, 2008, that First NLC will liquidate its assets as a result of the continued deterioration of the non-prime mortgage market and on January 18, 2008 filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The Company also announced in its January 11, 2008 press release that it would not close the recapitalization and sale of First NLC, therefore, retaining its 100% ownership of First NLC. The Company will disclose these subsequent events and their expected effects on the Company’s financial position and results of operations in its Annual Report on Form 10-K for the year ended December 31, 2007.

* * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey
Daniel M. LeBey

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

January 18, 2008

cc:	Mr. Robert Telewicz
Mr. Kurt R. Harrington
Mr. William J. Ginivan